Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngolE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488


ANGLO
IRISH
BANK

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549
U.S.A.




05007777

22 April 2005

BD/AH

**Re: Anglo Irish Bank Corporation Plc (File No. 82-3791)
12g3-2 (b) Exemption.**

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

P.P **Bernard Daly**

Encls



STOCK EXCHANGE

DATE	ANNOUNCEMENT
22 March 2005	Dealing by Director
30 March 2005	Dealing by Director
4 April 2005	Sub-Division of Authorised Share Capital
22 April 2005	Announcement for Interim Results

COMPANIES REGISTRATION OFFICE

DATE FILED	DESCRIPTION OF DOCUMENT
23 February 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 9,000 new ordinary shares – Dated 23 February 2005
24 February 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 87,450 new ordinary shares – Dated 24 February 2005
29 February 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 265,000 new ordinary shares – Dated 29 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 211646

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Lar Bradshaw

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

0.003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€20.08

13. Date of transaction

22 March 2005

14. Date company informed

22 March 2005

15. Total holding following this notification

20,069 Ordinary Shares

16. Total percentage holding of issued class following this notification

0.006 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Cliona Joyce - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

22 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of Director

Lar Bradshaw

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

5,000

8. Percentage of issued class

0.0014%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€18.85

13. Date of transaction

30 March 2005

14. Date company informed

30 March 2005

15. Total holding following this notification

25,069

16. Total percentage holding of issued class following this notification

0.007%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Cliona Joyce - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

30 March 2005



Irish Stock Exchange



Company name **Anglo Irish Bank**

Headline **Capital Reorganisation**

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Glossary of Terms

Anglo Irish Bank Corporation plc

Sub-Division of Authorised Share Capital

Anglo Irish Bank Corporation plc ("the Company") hereby announces that, having received approval from shareholders at an Extraordinary General Meeting held on 28th January 2005, the Board propose to sub-divide each existing ordinary share of €0.32 in the capital of the Company into 2 ordinary shares of €0.16 each.

It is intended that new share certificates will be dispatched by Friday 29th April 2005, to shareholders on the Register at the close of business on Friday 22nd April 2005. Existing share certificates will cease to be valid from Monday 25th April 2005 and, as a consequence, new ISIN and SEDOL Codes will be allocated.

Accordingly, the timetable for the share split will be as follows:

Friday 22nd April	Last Day for Dealing in Existing Shares
	Listing Application Hearings
	Record Date for Share Split (5.00 p.m.)
Monday 25th April	New Dealings Commence, CREST Accounts Credited
(By) Friday 29th April	New Share Certificates Dispatched to Shareholders

- ENDS -

For reference:

Mr Bernard Daly

Group Company Secretary

Anglo Irish Bank

+353 1 616 2503

END





Company name	**Anglo Irish Bank**
Headline	**Notice of Results**

ANGLO IRISH BANK CORPORATION PLC

INTERIM RESULTS 2005

Anglo Irish Bank Corporation plc wishes to advise that it will announce the Interim Results for the six months ended 31st March 2005 on the morning of Wednesday, 4th May 2005. The Results will incorporate information relating to the Interim Dividend.

22nd April 2005

END



Printer friendly version

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*
Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 23/02/2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Keith Miller 1 Foxhills Close Appleton, Warrington, Cheshire WA4 5DH	Ordinary €0.32	9,000

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
9,000	Ordinary	0.32	2.34	21,060.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 21,060.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares issued on Exercise of Share Options

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 23/02/05

Name *Block letters please*

Bernard Daly



Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

Date of allotment(s) made on 23/02/2005
notes one and two

or made from ______ to ______

E Value of assets contributed or to be contributed		**F** Nominal value of shares allotted	
1. Total from Section C	€ 21,060.00		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 21,060.00	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 21,060.00		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 21,060.00

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 105.30

Interest for 0 months *note five* — € 0.00

Total Due (CCD) — € 105.30

\+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 117.30

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number
22045

B5
(Euro)

The return must be delivered within one month after the allotment

Company Name *in full*
Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 24/03/2005
notes one and two
~~or made from~~ ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Ruairi Conneely 17 Beaconsfield Road Blackheath London SE3 7LN GBR	Ordinary €0.32	62,450
Michael Dillion 55 Abbeyview Kinsale Co Cork	Ordinary €0.32	25,000

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH


coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] — Complete Section C

Non-Cash [ ] — Complete Section D

Both Cash and Non-Cash [ ] — Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
62,450	Ordinary	0.32	2.36	147,382.00
25,000	Ordinary	0.32	4.50	112,500.00

Denomination: Euro

Conversion rate, if any: ____

Total value of consideration: € 259,882.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares issued on Exercise of Share Options

Denomination ____

Conversion rate, if any ____

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature B Daly

Date 24/03/05

Name *Block letters please*

Bernard Daly


coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 24/03/2005
notes one and two

or made from ______ to ______

E Value of assets contributed or to be contributed		**F** Nominal value of shares allotted	
1. Total from Section C	€ 259,882.00		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 259,882.00	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 259,882.00		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 259,882.00

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 1,299.41

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 1,299.41

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 1,311.41

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Note One
The period between the first and last dates should not exceed one month.

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Date of allotment(s) made on 29/03/2005
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
William Barrett 4 Homelee Serpentine Avenue Dublin 4	Ordinary €0.32	237,500
Paul Pardy No 4 Dunsandle Court Castleknock Dublin 15	Ordinary €0.32	2,500
Evelyn Belletty 83 Station Road Lower Stondon Henlon Bedfordshire SG16 6JN	Ordinary €0.32	25,000

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
237,500	Ordinary	0.32	2.36	560,500.00
2,500	Ordinary	0.32	2.34	5,850.00
25,000	Ordinary	0.32	2.59	64,750.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 631,100.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares issued on Exercise of Share Options

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 29/03/05

Name *Block letters please*

Bernard Daly



Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) *notes one and two*

made on 29/03/2005

or made from ______ to ______

E	**F**
Value of assets contributed or to be contributed	Nominal value of shares allotted

E		F	
1. Total from Section C	€ 631,100.00		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 631,100.00	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 631,100.00		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 631,100.00

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 3,155.50

Interest for 0 months *note five* — € 0.00

Total Due (CCD) — € 3,155.50

\+

€ 12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 3,167.50

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.